VIA EDGAR AND FACSIMILE

November 13, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE—Mail Stop 3720
Washington, D.C. 20549
Attn: Edwin Kim

Re:
Prospect Acquisition Corp.
 Registration Statement on Form S-1 (File No. 333-145110)

Dear Mr. Kim:

        On behalf of Prospect Acquisition Corp., a Delaware corporation (the "Company"), we hereby request that the effectiveness of the Company's above-referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m., Eastern time, on Wednesday, November 14, 2007 or as soon as practicable thereafter.

        We enclose with this request a letter from the underwriters of the offering joining in the Company's request for acceleration of the Registration Statement.

        We hereby acknowledge on behalf of the Company that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

        Should you have any questions regarding this request, please do not hesitate to contact Christine Ayotte-Brennan (617-951-8734) of Bingham McCutchen LLP.

Sincerely,
PROSPECT ACQUISITION CORP.
/s/ DAVID A. MINELLA David A. Minella Chairman and Chief Executive Officer